

August 1, 2013

Via E-mail
Themistocles Psomiadis
Chief Executive Officer
Brazil Interactive Media, Inc.
801 Brickell Avenue
Suite 900
Miami, Florida 33131

> **Re:** **Brazil Interactive Media, Inc. (f/k/a NatureWell, Incorporated)**
> **Current Report on Form 8-K**
> **Filed March 21, 2013**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2013**
> **Filed May 21, 2013**
> **File No. 000-26108**

Dear Mr. Psomiadis:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director